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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	10 January 2005
No. of pages including this one	2

Please find attached an Erste Bank investor release.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson



INVESTOR INFORMATION

Vienna, 10 January 2005

Erste Bank becomes 100% owner of Slovenská sporitel'ňa

Erste Bank der oesterreichischen Sparkassen today exercised its call option to purchase the remaining 19.99% (1,274,204 shares) of Slovenská sporitel'ňa from the European Bank for Recontruction and Development (EBRD). From today, Erste Bank therefore owns 100% of the share capital of Slovenská sporitel'ňa.

The provisional purchase price amounts to a total of EUR 122.285m (approx. SKK 4,897 bn[1]). This represents a price/book ratio of 1.6x based on the expected equity valuation of Slovenská sporitel'ňa according to IFRS at year end 2004. Once the audited financial results for 2004 are available and have been approved by the AGM of Slovenská sporitel'ňa, the final purchase price will be adapted.

The overall purchase price paid by Erste Bank for the whole of Slovenská sporitel'ňa (starting with the privatization in 2001) therefore amounts to a total of approx. EUR 522m (approx. SKK 22.2 bn)[2] and represents a weighted price/book ratio of 1.77x.

Change in ownership structure in Croatia

At the same time, an agreement with the Steiermärkische Bank und Sparkassen AG ("Steiermärkische Sparkasse") regarding the final ownership structure of Erste Bank Croatia will be fulfilled. This results in an increase of the stake held by the Steiermärkische Sparkasse from the current 35% to 43.8%. Erste Bank remains the majority shareholder with 51% of the share capital, leaving a free float of 5.2%. Based on calculations (taking into account the 25% share of Steiermärkische Sparkasse held by Erste Bank), Erste Bank now directly and indirectly holds 61,95% of Erste Bank Croatia. This is an intra-Group transaction and has therefore no direct effect on the P&L of the Erste Bank Group.

With total assets of EUR 5.8 bn[3], Slovenská sporitel'ňa is the leading bank in the Slovak Republic. Approximately 5,150 employees work in 338 branches servicing approx. 2.5 million customers. With total assets of EUR 2.9 bn[3], Erste Bank Croatia ranks third in the Croatian market. More than 1,400 employees work in 119 branches and service approx. 600,000 customers.

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[1] EUR/SKK 40,048 according to NBS fixed rate at 30.09.2004.
[2] Internal EB Group exchange rates.
[3] According to the individual financial statements of Slovenská sporitel'ňa and Erste Bank Croatia before consolidation in the P&L of the Erste Bank Group.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. 0043 (0)5 0100 ext. 17326; e-mail: thomas.schmee@erstebank.at

This release can also be downloaded from our website:
http://www.erstebank.com/ir > Download Centre > Investor Relations News